January 5, 2007

Jennifer R. Hardy, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	Solar Thin Films, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed December 18, 2006
File No. 333-136060

Dear Ms. Hardy:

This firm is counsel to Solar Thin Films, Inc. (the “Company”) in the above- referenced matter. Below, please find our responses to your January 3, 2007 comment letter. Please note that comments 4 through 6 do not require changes to the financial statements as more fully explained below. Further, we have included a discussion on Rule 415 in response to comment 1, and have provided proposed responses to comments 2 and 3 as well as suggested changes to the registration statement. As such, we have not amended the registration statement in response to this comment letter, but are prepared to promptly do so once we have come to a resolution on the remaining issues.

Moreover, as you are aware, shareholders holding a majority of the oustanding shares have approved a reverse stock split and an increase in the authorized shares of common stock. Upon finalizing comments 4 through 6 below, which pertain to the Company’s financial statements that are included in the information statement, the Company intends to mail the definitive information statement and 20 days thereafter amend its charter. Immediately thereafter, the Company will be in a position to remove the Explanatory Note contained in the registration statement, amend the selling stockholder table to include the full compliment of shares to be registered and request acceleration of the registration statement (assuming that all of the Staff’s comments have been satisfied and cleared). Based upon the foregoing, we have prepared and attached (as Exhibit A to this letter) the selling stock table that will ultimately be included in the registration statement after the reverse stock split has been implemented.

General

1.
We note your response to prior comment 1. It appears that the number of shares issuable upon exercise of the issued warrants and full conversion of the convertible notes would constitute a very significant portion of your outstanding securities held by non-affiliates. Accordingly, we do not believe that this transaction comports with the requirements of an at the market secondary shelf offering but appears to be an indirect primary offering. See e.g. Manual of Publicly Available Telephone Interpretations, Securities Act Section 415, no. 29 (July 1997), available at www.sec.gov/interps/telephone/cftelinterps_rule415.pdf. Please note that in reaching this determination, we have disregarded applicability of beneficial ownership caps, as these contractual arrangements do not affect our determination of what constitutes a valid secondary shelf offering. Given the nature and size of the transaction being registered, please advise us of your basis for determining that the transaction appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(x).

Response

We respectfully disagree with your position that the shares being registered on this registration statement constitute an indirect primary offering. As discussed in our response dated December 18, 2006, in determining the float, you must take into account the shares issued in connection with the Company’s acquisition of the majority of the outstanding securities of Kraft Rt. The securities held by the Kraft shareholders have held been for an extended period of time (when taking into account the initial investment into Kraft Rt.) and many of the Kraft shareholders are not, and will not be, affiliates of the Company. Accordingly, on a post-reverse stock split basis, the float will be 38,769,526 shares (the “Revised Float”). The number of shares being registered (25,787,000) represents 66% of the Revised Float.

As discussed in our prior response, disclosing the number of shares included in the registration statement as an aggregate percentage in comparison to the float is misleading. The facts are that the Company entered into four separate financings, each which was on different terms, and each of which contained multiple investors. Moreover, for the most part, the investors that participated in one financing did not participate in the other financings. Further, these investments took place over several months commencing in September 2005 and ending in June 2006. As such, the Company should not be required to aggregate the securities issuable under each of these convertible financings and disclose such percentage in the registration statement or be limited in the number of shares it registers with respect to the Revised Float. Rather, each of the respective financings should be looked upon as to what it represented to the whole at the time that it was completed. Specifically, if you look at each of these financings as separate and distinct, the Common Stock Financing represents 2.7% of the Revised Float, the March 2006 financing represents 6.4% of the Revised Float, the September 2005 financing represents 4.1% of the Revised Float and the June 2006 Financing represents 54.2% of the Revised Float.

We also believe that the points set forth in No. 29 of the Manual of Publicly Available Telephone Interpretations (July 1997) further support out position that this registration is not an indirect primary offering. Below is a discussion of each of these points:

-	Consideration should be given to how long the selling shareholders have held the shares each of the four financings that the Company is registering have closed at least in excess of six months ago with one having closed in excess of 14 months ago. As such, the investors made an investment in the Company and they hold the risk of ownership. Further, even after the registration is declared effective, they will continue to bear the risk of ownership.

-	the circumstances under which the investors received the securities in each case, the investors acquired the securities from the issuer in a private placement pursuant to a securities purchase agreement. Further, each such transaction was exempt from registration pursuant to Sections 4(2) and 4(6) of the Securities Act and Rule 506 of the Commission thereunder. That private placements constituted the primary offering by the Company. Furthermore, each of the financings were arms length transactions.

-	their relationship to the issuer

the Investors’ sole relationship with the Company then, as it is now, is as an investor. Further, none of the investors hold a significant voting block of shares to influence the Company in its actions.

In fact, by the terms of the securities acquired, none of the investors can own more than 4.9% of the outstanding common stock, computed in accordance with the beneficial ownership rules of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the agreements all provide that this provision cannot be amended. This provision principally affects Smithfield Fiduciary LLC, Iroqious Master Fund, Ltd., Lilac Ventures Master Fund Limited and Grace Brothers Ltd. since the other investors have a significantly smaller interest in the Company. In this connection, it is well settled case law that such restrictions are legally effective to prevent the holder from being considered an affiliate of the issuer pursuant to the beneficial ownership rules set forth in Rule 13d-3 of the Securities Exchange Act of 1934. The Commission has always been a strong supporter of this position, See: Amicus Brf. of Sec. Exc. Comm., in Levy v. Southbrook Int’l., No. 00-7630. Within that brief we note the discussion cited by the Commission at p.9-10, in reference to the district court case, The court was confident that Section 16(b) “was not intended to reach this hypothetical investor” because such an interpretation “would extend the statute’s sweep beyond those with insider power and information”(emphasis added). Although the Company’s concern does not relate to Section 16(b), the importance of the position that such holders do not possess insider control is equally applicable. Similar case law with respect to the applicability of ownership caps can be found for Rule 13d-3. See e.g. Global Intellicom, Inc. v. Thomson Kernaghan et. al., Fed. Sec. L. Rep. (CCH) ¶90,534 (U.S.D.Ct S.D.N.Y 1999).

Finally, since the stockholders have approved the amendment to the articles of incorporation, and the restated articles of incorporation will be filed 20 days after the Company mails its definitive information statement, the investors relationship (and ownership) to the Company must be considered (and will be further diluted) after giving effect to the conversion into common stock of the preferred shares that were issued in connection with the acquisition of Kraft Rt.

-	the amount of shares involved

this item is discussed above. It is important to note, however, that while the Staff’s comment states that the total number of shares of common stock that may be sold pursuant to the registration statement may be “a…significant portion of [the Company’s] outstanding securities held by non-affiliates”, the number of shares of common stock that may be sold pursuant to the registration statement would constitute a significantly lower amount after giving effect to the conversion of the Series B-4 preferred stock issued in connection with the acquisition of Kraft Rt. into common stock. Further, a large portion of the shares of common stock that may be sold pursuant to the registration statement are issuable upon exercise of warrants, and that exercise is dependent upon a market price which is greater than the exercise price of the warrants. Further, the warrants provide for an exercise price which is greater than the conversion price of the preferred stock. Accordingly, in order for the investors to receive additional shares of common stock upon exercise of the warrants, they would have to make a further investment in the Company.

-	whether the sellers are in the business of underwriting securities as stated above, the investors made an investment in the Company and they hold the risk of ownership. They have held the risk of ownership for their own accounts for more than six months already, and even after the registration is declared effective, they will continue to bear the risk of ownership thereafter. Furthermore, the registration of the common stock was a condition subsequent to funding, not a condition precedent. As a result, the investors bear the risk that the Company would fail or be unable to register the securities.

Moreover, the sale by the investors of their shares is not analogous to an offering by the Company. In an offering by the issuer, other than pursuant to a firm commitment offering, the issuer does not receive any proceeds from the sale of its securities until the proceeds from the sale of the minimum offering have been deposited into an escrow account and have cleared. The investors made a cash investment, and the Company has received the proceeds from the sale of securities to the investors.

The investors have a contractual right to have the Company’s register the common stock underlying their securities, but the Company received the proceeds from the sale of the securities in excess of six months ago with one having closed in excess of 14 months ago. The rights under a registration rights agreement can not be equated with the actual registration of the common stock. It is not self-effecting and it does not automatically result in the registration statement being either filed or declared effective.

Thus, none of the selling stockholders should be deemed to be in the business of underwriting the Company’s securities.

-	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Based on the above discussion and facts, the Company respectfully submits that a reasonable person cannot conclude that the investors are acting as a conduit for the Company. The investors purchased the securities in four separate financings, the investors do not hold a significant block of the Company’s voting securities and these investments were made over a significant period of time in excess of six months ago.

As the Company is incurring penalties at the rate of approximately $4,000 per day combined with the fact that its financial statements will go stale in mid February 2007, we request that you give your utmost attention to this matter. It is of critical importance that this issue be resolved as soon as possible. If, despite our current and prior responses on this issue, the Staff continues to be of the opinion that the proposed offering is primary in nature rather than secondary, we respectfully request that we conduct a conference call and/or a meeting with you and members of your Branch, the Division of Corporation Finance and/or Office of Chief Counsel to discuss and resolve this issue. Please note that we remain available for a call or to come to your office as soon as possible.

The Offering, page 2

2.	Please update the explanatory note.

Response

We do not believe there is a need to revise the explanatory note at this time. The explanatory note is current as presently drafted. Please be advised that, as discussed at the outset of this letter, we intend to remove such explanatory note upon increasing the authorized shares of common stock. The Company will mail the definitive information statement to its shareholders upon clearing the accounting comments set forth below.

September 2005 Financing, page 3

3.	Please disclose the amount of consideration you received from the investors in the September 2005 financing and also in the March 2006 financing.

Response

Below is the revised disclosure relating to the September 2005 financing. The disclosure in all capital letters is the disclosure that has been added in response to this comment.

We entered into a Securities Purchase Agreement (the “September 2005 Agreement”) with Iroquois Master Fund Ltd., Smithfield Fiduciary LLC and Lilac Ventures Master Fund, Limited (collectively, the “September 2005 Investors”) on September 22, 2005 for the sale of (i) $525,000 in senior secured convertible notes (the “September 2005 Notes”) and (ii) 840,000 shares of common stock of the Company (the “September 2005 Shares”) IN CONSIDERATION FOR GROSS PROCEEDS IN THE AMOUNT OF $525,000. On September 26, 2005, the September 2005 Investors purchased the September 2005 Notes and September 2005 Shares. The September 2005 Investors also participate in the June 2006 Financing.

Below is the revised disclosure relating to the March 2006 financing. The disclosure in all caps is the disclosure that has been added in response to this comment.

On March 16, 2006, we entered into a financing arrangement with several accredited investors (the “March 2006 Investors”) for the sale of (i) $1,250,000 in convertible notes (the “March 2006 Notes”), (ii) 1,000,000 shares of common stock of our company (the “March 2006 Shares”) and (iii) common stock purchase warrants to purchase 625,000 shares of common stock at $1.20 price per share for a period of five years (the “March 2006 Warrants”) IN CONSIDERATION FOR GROSS PROCEEDS IN THE AMOUNT OF $1,250,000.

Financial Statements

Note 7 — Private Placement of Convertible Notes. page F-l1

4.
We note your response to prior comment 11. We remind you that paragraph 4 of EITF 00-19 states that a conventional convertible debt instrument is an instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer). We continue to have difficulty understanding how you determined that the convertible notes are convertible into a fixed number of shares. Please further advise, or please tell us the impact of SFAS 133 and EITF 00-19, if any, on your accounting of the conversion feature.

Response

The Company accounted for, and disclosed the September 2005 financing as conventional convertible debt, since the contract limited the number of shares to be delivered to the holders to 1,312,500 shares. After further review, the Company has determined the conversion option embedded in the convertible notes did not meet the definition of a “conventional convertible debt instrument” because of the option lacked a fixed conversion price .

Management re-evaluated the convertible notes and embedded conversion feature under the guidelines of SFAS No. 133 and EITF Issue No. 00-19, and has concluded that the embedded conversion option did not meet the SFAS No. 133 paragraph 11(a) scope exception. Accordingly, management assessed the conversion feature against the additional criteria required for equity classification included in paragraphs 12-32 of EITF Issue No. 00-19 and determined that the number of shares to be delivered is capped at a maximum of 1,312,500 shares of common stock for the $525,000 of notes payable and that the Company had sufficient authorized and unissued shares of its common stock to settle the obligation as of the date of the financial statements.

The Company performed the following analysis under paragraphs 12-32 of 00-19 to determine whether the embedded conversion option would meet the paragraph 11(a) scope exception in SFAS No. 133 and not be bifurcated from the host instrument.

EITF 00-19 (paragraphs 12-32)	$525,000 Convertible Note

Additional Conditions Necessary for Equity Classification

12. Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company (that is, asset or liability classification is required for those contracts), except in those limited circumstances in which holders of the underlying shares also would receive cash (see discussion in the last sentence of this paragraph and in paragraph 27, below). Similarly, for SEC registrants, equity derivative contracts with any provision that could require physical settlement by a cash payment to the counterparty in exchange for the company's shares cannot be accounted for as permanent equity (that is, temporary equity classification under ASR 268 would be required unless net-cash settlement can be imposed on the company, in which case, the contract would be classified as an asset or a liability). Those conclusions do not allow for an evaluation of the likelihood that an event would trigger cash settlement (whether net cash or physical), except that if the payment of cash is only required upon the final liquidation of the company, then that potential outcome need not be considered when applying the consensuses in this Issue.

The Note is convertible at the option of the holder into the Company’s common stock, at the holders' option, at a conversion price equal to 50% of the closing price on the day prior to the submission of the conversion notice, however, the conversion price may not be lower than $0.40 per share (an aggregate maximum number of 1,312,500 shares); there is no provision requiring net cash settlement by the Company

13. Because any contract provision that could require net-cash settlement precludes accounting for a contract as equity of the company (except for those circumstances in which the holders of the underlying shares would receive cash, as discussed in paragraphs 27 and 28), all of the following conditions must be met for a contract to be classified as equity:

The contract permits the company to settle in unregistered shares.

14. The events or actions necessary to deliver registered shares are not controlled by a company and, therefore, except under the circumstances described in paragraph 18 below, if the contract permits the company to net-share or assumed that the company will be required to net-cash settle the contract. As a result, the contract must be classified as an asset or a liability. Delivery of unregistered shares in a private placement to the counterparty is within the control of a company, as long as a failed registration statement (that is, a registration statement that was filed with the SEC and subsequently withdrawn) has not occurred within six months prior to the classification assessment date. If a failed registration statement has occurred within six months of the classification assessment date, whether a company can deliver unregistered shares to the counterparty in a net-share or physical settlement is a legal determination. Accordingly, assuming (a) a failed registration statement does not preclude delivery of unregistered shares, (b) the contract permits a company to net-share settle the contract by delivery of unregistered shares, and (c) the other conditions in this Issue are met, the contract should be classified as a permanent equity instrument.
Should the Holders of the Convertible Debt elect to convert to the Company’s common shares, the Company may settle at its sole option , the contract with unregistered shares of common stock

15. A contract may specify that the value of the unregistered shares to be privately placed under share settlement is to be determined by the counterparty using "commercially reasonable means." That valuation is used to determine the number of unregistered shares that must be delivered to the counterparty. The term commercially reasonable means is sufficiently objective from a legal perspective to prevent a counterparty from producing an unrealistic value that would then compel a company to net-cash settle the contract. Similarly, a contractual requirement to determine the fair value of unregistered shares by obtaining market quotations is sufficiently objective and would not suggest that the settlement alternatives have different economic values.
Not applicable

16. If a settlement alternative includes a penalty that would be avoided by a company under other settlement alternatives, the uneconomic settlement alternative should be disregarded in classifying the contract. In the case of delivery of unregistered shares, a discount from the value of the corresponding registered shares that is a reasonable estimate of the difference in fair values between registered and unregistered shares (that is, the discount reflects the fair value of the restricted shares determined using commercially reasonable means) is not considered a penalty.
No penalties

17. The Task Force observed that if (a) a derivative contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Consequently, the derivative must be classified as an asset or a liability (subject to the transition guidance in this Issue) because share settlement is not within the company's control.
Not applicable

18. The Task Force reached a consensus that if a derivative involves the delivery of shares at settlement that are registered as of the inception of the derivative transaction and there are no further timely filing or registration requirements, the requirement of Issue 00-19 that share delivery be within the control of the company is met, notwithstanding the Task Force's consensus in paragraph 14, above. physically settle the contract only by delivering registered shares, it is
Not applicable

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

19. If a company could be required to obtain shareholder approval to increase the company's authorized shares in order to net-share or physically settle a contract, share settlement is not controlled by the company. Accordingly, a company must evaluate whether a sufficient number of authorized and unissued shares exists at the classification assessment date to control settlement by delivering shares. In that evaluation, a company must compare (a) the number of currently authorized but unissued shares, less the maximum number of shares that could be required to be delivered during the contract period under existing commitments (for example, outstanding convertible debt that is convertible during the contract period, outstanding stock options that are or will become exercisable during the contract period, or other derivative financial instruments indexed to, and potentially settled in, a company's own stock)[5] with (b) the maximum number of shares that could be required to be delivered under share settlement (either net-share or physical) of the contract.[6] If the amount in (a) exceeds the amount in (b) and the other conditions in this Issue are met, share settlement is within the control of the company and the contract should be classified as a permanent equity instrument. Otherwise, share settlement is not within the control of the company and asset or liability classification is required.

[5] For purposes of this calculation, if a contract permits both (a) net-share and (b) physical settlement by delivery of shares at the company's option (both alternatives would permit equity classification if the other conditions of this Issue are met), the alternative that results in the lesser number of maximum shares should be included in this calculation. If a contract is classified as either an asset or a liability because the counterparty has the option to require settlement of the contract in cash, then the maximum number of shares that the counterparty could require to be delivered upon settlement of the contract (whether physical or net share) should be assumed for purposes of this calculation.
[6] See footnote 5.

The Company has sufficient authorized and unissued shares as of the most recent balance sheet date to settle the delivery of the common shares underlying the embedded option ( a maximum of 1,312,500 common shares would be required to settle the aggregate outstanding Notes)

The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

20. For certain contracts, the number of shares that could be required to be delivered upon net-share settlement is essentially indeterminate. For example, assume that a company writes a put option to a counterparty that permits the counterparty to sell 100,000 of the company's shares to the company at $100 per share. The contract permits the company to net-share settle the contract. If the market price of the company's shares falls to $1 as of the settlement date, the company would be required to deliver 9,900,000 shares. If the market price of the shares falls to $0.125, the company would be required to deliver 79,900,000 shares. If the number of shares that could be required to be delivered to net-share settle the contract is indeterminate, a company will be unable to conclude that it has sufficient available authorized and unissued shares and, therefore, net-share settlement is not within the control of the company.

The number of shares to be delivered in connection with the embedded option is capped at a maximum of 1,312,500 shares of common stock ; there are sufficient authorized and unissued shares of common stock available to settle the obligaion

21. If a contract limits or caps the number of shares to be delivered upon expiration of the contract to a fixed number, that fixed maximum number can be compared to the available authorized and unissued shares (the available number after considering the maximum number of shares that could be required to be delivered during the contract period under existing commitments as addressed in paragraph 19 of this Issue and including top-off or make-whole provisions as discussed in paragraph 26 of this Issue) to determine if net-share settlement is within the control of the company. A contract termination trigger alone (for example, a provision that requires that the contract will be terminated and settled if the stock price falls below a specified price) would not satisfy this requirement because, in that circumstance, the maximum number of shares deliverable under the contract is not known with certainty unless there is a stated maximum number of shares.
See response to paragraph 19

22. The Task Force discussed a proposed contract structure that would include a cap on the number of shares that must be delivered upon net share settlement but would also provide that any contract valued in excess of that capped amount may be delivered to the counterparty in cash or by delivery of shares (at the company's option) when authorized, unissued shares become available. The proposed structure would require the company to use its best efforts to authorize sufficient shares to satisfy the obligation. It is assumed that under the proposed structure, the number of shares specified in the cap is less than the company's authorized, unissued shares less the number of shares that are part of other commitments (see paragraph 19, above).

Not applicable
23. The Task Force concluded that use of the company's best efforts to obtain sufficient authorized shares to settle the contract is within the company's control. Accordingly, the Task Force reached a consensus that if the contract provides that the number of shares required to settle the excess obligation is fixed on the date that net-share settlement of the contract occurs, the excess shares need not be considered when determining whether the company has sufficient, authorized, unissued shares to net-share settle the contract pursuant to paragraph 19, above. However, the contract may provide that the number of shares that must be delivered to settle the excess obligation is equal to a dollar amount that is fixed on the date of net share settlement (which may or may not increase based on a stated interest rate on the obligation) and that the number of shares to be delivered will be based on the market value of the stock at the date the excess amount is settled. In that case, the excess obligation represents stock-settled debt and would preclude equity classification of the contract (or, if partial net-share settlement is permitted under the contract pursuant to paragraph 11, above, would preclude equity classification of the portion represented by the excess obligation).
Not applicable

24. As discussed in paragraphs 53-56, a company may have existing derivative contracts as of September 20, 2000, that are not subject to the consensuses in paragraphs 10-32 of this Issue until June 30, 2001 (if they remain outstanding at that date), and that do not have a limit on the number of shares that could be delivered in a net-share settlement. Therefore, the number of shares that could be delivered under those derivative contracts in a net-share settlement is essentially indeterminate. The Task Force observed that if one of those contracts is outstanding at the date the company enters into a new contract subject to this Issue, the company could be precluded from concluding that it has sufficient shares authorized and unissued to net-share settle the new contract as a result of the absence of a cap in the preexisting contract. The Task Force reached a consensus that, until June 30, 2001, contracts outstanding as of the date of the consensuses in paragraphs 10-32 (September 20, 2000) that do not include a cap should be deemed to have a cap equal to the number of shares that would be required to net-share settle the contract on September 20, 2000, as if the contract matured on that date. That deemed cap is the number of shares that should be considered in determining whether there are sufficient authorized, unissued shares to permit net-share or physical settlement of new contracts entered into after September 20, 2000. If on June 30, 2001, those preexisting contracts remain outstanding, the deemed cap no longer applies. After that date, if the absence of the deemed cap causes share settlement of contracts to be outside the control of the company, those preexisting contracts and any new contracts entered into after September 20, 2000 that were classified as equity instruments must be reclassified to assets or liabilities on June 30, 2001. Refer to the transition discussion in paragraph 53 for guidance on how the reclassification should be accounted for.
Not applicable

There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

25. The Task Force reached a consensus that the ability to make timely SEC filings is not within the control of the company. Accordingly, if a contract permits share settlement but requires net-cash settlement in the event that the company does not make timely filings with the SEC, that contract must be classified as an asset or a liability.
There are no such cash payments required to the holders of the Notes in connection with timely SEC filings

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

26. Some contracts include top-off or make-whole provisions. While the exact terms of such provisions vary, they generally are intended to reimburse the counterparty for any losses it incurs or to transfer to the company any gains the counterparty recognizes on the difference between the settlement date value and the value received by the counterparty in subsequent sales of the securities within a specified time after the settlement date. If such a provision can be net-share settled and the maximum number of shares that could be required to be delivered under the contract (including "top-off" or "make-whole" provisions) is fixed and less than the number of available authorized shares (authorized and unissued shares less the maximum number of shares that could be required to be delivered during the contract period under existing commitments as discussed in paragraph 19, above), a top-off or make-whole provision would not preclude equity classification. If those conditions are not met, equity classification would be precluded.
There are no such cash payments required to the holders of the Notes

The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

27. Generally, if an event that is not within the company's control could require net-cash settlement, then the contract must be classified as an asset or a liability. However, if the net-cash settlement requirement can only be triggered in circumstances in which the holders of the shares underlying the contract also would receive cash, equity classification would not be precluded. For example, an event that causes a change in control of a company is not within the company's control and, therefore, if a contract requires net-cash settlement upon a change in control, the contract generally must be classified as an asset or a liability. However, if a change-in-control provision requires that the counterparty receive, or permits the counterparty to deliver upon settlement, the same form of consideration (for example, cash, debt, or other assets) as holders of the shares underlying the contract, permanent equity classification would not be precluded as a result of the change-in-control provision. In that case, if the holders of the shares underlying the contract were to receive cash in the transaction causing the change in control, the counterparty to the contract could also receive cash based on the value of its position under the contract. If instead of cash, holders of the shares underlying the contract receive other forms of consideration (for example, debt), the counterparty also must receive debt (cash in an amount equal to the fair value of the debt would not be considered the same form of consideration as debt). Similarly, a change-in-control provision could specify that if all stockholders receive stock of an acquiring company upon a change in control, the contract will be indexed to the shares of the purchaser (or issuer in a business combination accounted for as a pooling of interests) specified in the business combination agreement, without affecting classification of the contract.
There are no circumstances in which the holders of the Notes will receive cash and the holders of the underlying common shares did not receive cash

28. The Task Force was advised that, in the event of nationalization, cash compensation would be the consideration for the expropriated assets and, as a result, a counterparty to the contract could receive only cash, as is the case for a holder of the stock underlying the contract. Because the contract counterparty would receive the same form of consideration as a stockholder, a contract provision requiring net-cash settlement in the event of nationalization does not preclude equity classification of the contract.

Not applicable
There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

29. To be classified as equity, a contract cannot give the counterparty any of the rights of a creditor in the event of the company's bankruptcy. Because a breach of the contract by the company is within its control, the fact that the counterparty would have normal contract remedies in the event of such a breach does not preclude equity classification.
The embedded conversion option underlying the Notes do not have rights of a creditor in the event of the Company’s bankruptcy; nor a higher priority that the holders of common stock

30. As a result of the requirement described in the preceding paragraph, a contract cannot be classified as equity if the counterparty's claim in bankruptcy would receive higher priority than the claims of the holders of the stock underlying the contract. The Task Force was advised that, generally, based on existing law, a net-share settled derivative that a company has a right to settle in shares even upon termination could be net-share settled in bankruptcy. The Task Force also was advised that if the contract is not net-share settled, the claim of the counterparty would not have priority over those of the holders of the underlying stock, even if the contract specified cash settlement in the event of bankruptcy. The Task Force was advised that in federal bankruptcy proceedings, a debtor cannot be compelled to affirm an existing contract that would require it to pay cash to acquire its shares (which could be the case, for example, with a physically settled forward purchase or written put). As a result, even if the contract requires that the company (debtor) pay cash to settle the contract, the company could not be required to do so in bankruptcy.
Not applicable

31. Because of the complexity of federal bankruptcy law and related case law, and because of the differences in state laws affecting derivative contracts, it is not possible to address all of the legal issues associated with the status of the contract and the claims of the counterparty in the event of bankruptcy. A contract provision requiring net-cash settlement in the event of bankruptcy would not preclude equity classification if it can be demonstrated that, notwithstanding the contract provisions, the counterparty's claims in bankruptcy proceedings in respect of the company could be net-share settled or would rank no higher than the claims of the holders of the stock underlying the contract. Determination of the status of a claim in bankruptcy is a legal determination.
Not applicable

There is no requirement in the contract to post collateral at any point or for any reason.

32. A requirement to post collateral of any kind (other than the company’s shares underlying the contract, but limited to the maximum number of shares that could be delivered under the contract) under any circumstances is inconsistent with the concept of equity and, therefore, would preclude equity classification of the contract.
Contract does not require the posting of collateral

5.  We note your response to prior comment 12 and the calculations you provided.

•
It appears that you determined that the fair value of the notes was $1,250,000 for the March 2006 financing and $6,000,000 for the June 2006 financing for purposes of allocating the proceeds on a relative fair value basis to each component. Please tell us how you arrived at these fair value amounts.

•
For the June 2006 financing, we remind you that Issue 1 of EITF 00-27 requires you to use the effective conversion price based on the proceeds allocated to the convertible instrument to determine whether there is a beneficial conversion feature. Your calculation indicates that you arrived at the effective conversion price based on the face amount of the notes instead of the proceeds allocated to the convertible notes. Please advise.

Response

The analysis previously provided (Exhibit B) incorrectly used the heading “Fair Values of Instruments”; the correct title should read “Relative Fair Value of Instruments”. The Company acknowledges it used the contract accounts and did not fair value the $1,250,000 and the $6,000,000 notes payable.

The Company has revised the analysis to use the effective conversion price based upon the proceeds allocated to the June 2006 financing in calculating of the embedded beneficial conversion feature. Based upon the revised calculations, the Company has determined there was no change to the previously reported accounting for, or disclosure of, the June 2006 financing as a result of the revision.

A revised Exhibit B with the changes described in the response is attached.

6.	We note your response to prior comment 13. Your analysis indicates that you do not meet the criteria of paragraph 32 of EITF 00-19 for equity classification. Please advise.

Response

The Company wishes to correct a typographical error the prior response and confirm to the Commission Staff that the Series B-1, B-3 and B-4 preferred shares do not require the posting of collateral at any point or for any reason. Therefore, each of the designated securities meets the criteria for equity classification under paragraph 32 of EITF 00-19.

***

Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700.

Sincerely,

/s/ Stephen M. Fleming

Stephen M. Fleming

EXHIBIT A

SELLING STOCKHOLDERS

The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. We will receive proceeds from the exercise of the warrants. Assuming all the shares registered below are sold by the selling stockholders, none of the selling stockholders will continue to own any shares of our common stock.

The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered. None of the selling stockholders have held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

Name of Selling Stockholder	Total Shares Held Including Shares Issuable Upon Full Conversion and/or exercise(3)	Total Percentage of Outstanding Shares Assuming Full Conversion and/or exercise (3)	Shares of Common Stock Included in Prospectus (3)	Beneficial Ownership Before Offering (1)(2)	Percentage of Common Stock Before Offering (1)(2)	Beneficial Ownership After the Offering(4)	Percentage of Common Stock Owned After Offering(4)
GROUP A
Smithfield Fiduciary LLC (5)	4,025,000	20.16%	4,025,000	854,492	4.99%	--	--
Iroquois Master Fund, Ltd. (6)	2,625,000	13.9%	2,625,000	854,492	4.99%	--	--
Lilac Ventures Master Fund, Limited (7)	2,275,000	12.32%	2,275,000	854,492	4.99%	--	--
Cranshire Capital, L.P. (8)	1,750,000	9.85%	1,750,000	854,492	4.99%	--	--
Grace Brothers, Ltd. (9)	4,375,000	21.85%	4,375,000	854,492	4.99%	--	--
RAQ, LLC (10)	875,000	5.14%	875,000	854,492	4.99%	--	--
Paragon Capital, LP (11)	1,225,000	7.07%	1,225,000	854,492	4.99%	--	--
Nite Capital L.P. (12)	875,000	5.14%	875,000	854,492	4.99%	--	--
Alpha Capital Aktiengesellschaft (13)	1,050,000	6.12%	1,050,000	854,492	4.99%	--	--
Bristol Investment Fund, Ltd. (14)	875,000	5.14%	875,000	854,492	4.99%	--	--
Global Hunter Holdings, L.P. (15)	875,000	5.14%	875,000	854,492	4.99%	--	--
Hudson Bay Fund LP (16)	875,000	5.14%	875,000	854,492	4.99%	--	--
Ronald Hart (17)	175,000	1.07%	175,000	175,000	1.07%	--	--
Kuekenhof Equity Fund, L.P. (18)	350,000	2.11%	350,000	380,000	2.11%	--	--
Simon Halegoua (19)	175,000	1.07%	175,000	175,000	1.07%	--	--
Isaak Halegoua & Audrey Halegoua Joint Trust (20)	175,000	1.07%	175,000	175,000	1.07%	--	--

GROUP B
Marvin and Joseph Mermelstein (21)	500,000	3.00%	500,000	500,000	3.00%	--	--
Alan Rosenfeld (22)	70,000	*	70,000	70,000	*	--	--
Elizabeth Rosenfeld (23)	130,000	*	130,000	130,000	*	--	--
Leo Zisman (24)	1,800,000	10.22%	1,800,000	1,800,000	4.99%	--	--

GROUP C
Eva Margaretten(25)	120,000	*	120,000	120,000	*	--	--
Meir Rosenbaum(26)	150,000	*	150,000	150,000	*	--	--
Joel Schlesinger(27)	20,000	*	20,000	20,000	*	--	--
Hans Schenkman(28)	100,000	*	100,000	100,000	*	--	--
Mesamche Lev(29)	282,000	1.73%	282,000	282,000	1.73%	--	--
Miklos Gottlieb(30)	20,000	*	20,000	20,000	*	--	--
Congregation Kahaz Minchas Chinuch(31)	20,000	*	20,000	20,000	*	--	--

GROUP D
Murray Sternfeld(32)	175,000	1.07%	175,000	175,000	1.07%	--	--
Total			25,962,000

* Less than one percent.

(1) These columns represent the aggregate maximum number and percentage of shares that the selling stockholders can own at one time.

(2) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholders has sole or shared voting power or investment power and also any shares, which the selling stockholders has the right to acquire within 60 days. The percentage of shares owned by each selling stockholder is based on a total outstanding number of 16,269,596 as of January __, 2007.

(3) Certain selling stockholders that participated in the September 2005, March 2006 and June 2006 financings have contractually agreed to restrict their ability to convert their convertible notes or exercise their warrants and receive shares of our common stock such that the number of shares of common stock held by them in the aggregate and their affiliates after such conversion or exercise does not exceed 4.99% of the then issued and outstanding shares of common stock as determined in accordance with Section 13(d) of the Exchange Act. Accordingly, the number of shares of common stock set forth in the table for the selling stockholders exceeds the number of shares of common stock that the selling stockholders could own beneficially at any given time through their ownership of the secured convertible notes and the warrants. In that regard, the beneficial ownership of the common stock by the selling stockholder set forth in the table is not determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(4) Assumes that all securities registered will be sold.

(5) Shares being registered represent (i) 1,000,000 shares issuable upon the exercise of the convertible notes issued in June 2006, (ii) 125,000 shares issuable upon the exercise of the Series A Common Stock Purchase Warrants, (iii) 125,000 shares issuable upon the exercise of the Series B Common Stock Purchase Warrants, (iv) 125,000 shares issuable upon the exercise of the Series C Common Stock Purchase Warrants, (v) 125,000 shares issuable upon the exercise of the Series D Common Stock Purchase Warrants, (vi) 437,500 shares issuable upon the exercise of the convertible notes issued in September 2005 and (vii) 1,080,000 shares of common stock. Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over the shares of Common Stock held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge and Messrs. Dubin and Swieca disclaims beneficial ownership of the shares held by Smithfield.

(6) Shares being registered represent (i) 600,000 shares issuable upon the exercise of the convertible notes issued in June 2006, (ii) 300,000 shares issuable upon the exercise of the Series A Common Stock Purchase Warrants, (iii) 300,000 shares issuable upon the exercise of the Series B Common Stock Purchase Warrants, (iv) 300,000 shares issuable upon the exercise of the Series C Common Stock Purchase Warrants, (v) 300,000 shares issuable upon the exercise of the Series D Common Stock Purchase Warrants, (vi) 350,000 shares issuable upon the exercise of the convertible notes issued in September 2005 and (vii) 475,000 shares of common stock. Iroquois Master Fund, Ltd. may be deemed a control person of the shares owned by such entity. Joshua Silverman has voting and investment control of the securities held by Iroquois Master Fund Ltd. Mr. Silverman disclaims beneficial ownership of the shares held by Iroquois Master Fund Ltd.

(7) Shares being registered represent (i) 500,000 shares issuable upon the exercise of the convertible notes issued in June 2006, (ii) 250,000 shares issuable upon the exercise of the Series A Common Stock Purchase Warrants, (iii) 250,000 shares issuable upon the exercise of the Series B Common Stock Purchase Warrants, (iv) 250,000 shares issuable upon the exercise of the Series C Common Stock Purchase Warrants, (v) 250,000 shares issuable upon the exercise of the Series D Common Stock Purchase Warrants (vi) 350,000 shares issuable upon the exercise of the convertible notes issued in September 2005 and (vii) 425,000 shares of common stock. Bruce Bernstein has voting and investment control of the securities held by Lilac Ventures Master Fund, Limited. Mr. Berstein disclaims beneficial ownership of the shares held by Lilac Ventures Master Fund, Limited.

(8) Shares being registered represent (i) 500,000 shares issuable upon the exercise of the convertible notes issued in June 2006, (ii) 250,000 shares issuable upon the exercise of the Series A Common Stock Purchase Warrants, (iii) 250,000 shares issuable upon the exercise of the Series B Common Stock Purchase Warrants, (iv) 250,000 shares issuable upon the exercise of the Series C Common Stock Purchase Warrants, (v) 250,000 shares issuable upon the exercise of the Series D Common Stock Purchase Warrants and (vi) 250,000 shares of common stock. Mitchell P. Kodin, President of Downsview Capital, Inc., the general partner of Cranshire Capital, L.P. has sole voting and investment control of the securities held by Cranshire Capital, L.P. Both Mr. Kopin and Downsview Capital, Inc. disclaim beneficial ownership of the securities held by Cranshire Capital, L.P.

(9) Shares being registered represent (i) 1,250,000 shares issuable upon the exercise of the convertible notes issued in June 2006, (ii) 625,000 shares issuable upon the exercise of the Series A Common Stock Purchase Warrants, (iii) 625,000 shares issuable upon the exercise of the Series B Common Stock Purchase Warrants, (iv) 625,000 shares issuable upon the exercise of the Series C Common Stock Purchase Warrants, (v) 625,000 shares issuable upon the exercise of the Series D Common Stock Purchase Warrants and (vi) 625,000 shares of common stock. Bradford T. Whitmore has voting and investment control of the securities held by Grace Brothers, Ltd. No one person (Grace Brothers, Ltd.) disclaims beneficial ownership of the shares held by Grace Brothers, Ltd.

(10) Shares being registered represent (i) 250,000 shares issuable upon the exercise of the convertible notes issued in June 2006, (ii) 125,000 shares issuable upon the exercise of the Series A Common Stock Purchase Warrants, (iii) 125,000 shares issuable upon the exercise of the Series B Common Stock Purchase Warrants, (iv) 125,000 shares issuable upon the exercise of the Series C Common Stock Purchase Warrants, (v) 125,000 shares issuable upon the exercise of the Series D Common Stock Purchase Warrants and (vi) 125,000 shares of common stock. Lindsay A. Rosenwald, M.D. has voting and investment control of the securities held by RAQ, LLC. RAQ, LLC is an affiliate of a broker dealer. RAQ LLC has confirmed that it purchased its shares in the ordinary course of business and had no agreement or understanding to distribute the securities.

(11) Shares being registered represent (i) 350,000 shares issuable upon the exercise of the convertible notes issued in June 2006, (ii) 175,000 shares issuable upon the exercise of the Series A Common Stock Purchase Warrants, (iii) 175,000 shares issuable upon the exercise of the Series B Common Stock Purchase Warrants, (iv) 175,000 shares issuable upon the exercise of the Series C Common Stock Purchase Warrants, (v) 175,000 shares issuable upon the exercise of the Series D Common Stock Purchase Warrants and (vi) 175,000 shares of common stock. Alan P. Donenfeld has sole voting and investment control of the securities held by Paragon Capital LP. Mr. Donenfeld disclaims beneficial ownership of the securities held by Paragon Capital LP.

(12) Shares being registered represent (i) 250,000 shares issuable upon the exercise of the convertible notes issued in June 2006, (ii) 125,000 shares issuable upon the exercise of the Series A Common Stock Purchase Warrants, (iii) 125,000 shares issuable upon the exercise of the Series B Common Stock Purchase Warrants, (iv) 125,000 shares issuable upon the exercise of the Series C Common Stock Purchase Warrants, (v) 125,000 shares issuable upon the exercise of the Series D Common Stock Purchase Warrants and (vi) 125,000 shares of common stock. Keith Goodman who holds voting and investment control over such securities disclaims beneficial ownership of such securities.

(13) Shares being registered represent (i) 300,000 shares issuable upon the exercise of the convertible notes issued in June 2006, (ii) 150,000 shares issuable upon the exercise of the Series A Common Stock Purchase Warrants, (iii) 150,000 shares issuable upon the exercise of the Series B Common Stock Purchase Warrants, (iv) 150,000 shares issuable upon the exercise of the Series C Common Stock Purchase Warrants, (v) 150,000 shares issuable upon the exercise of the Series D Common Stock Purchase Warrants and (vi) 150,000 shares of common stock. Alpha Capital Aktiengesellschaft is a private investment fund that is owned by all its investors and managed by Mr. Konrad Ackerman. Mr. Konrad Ackerman may be deemed the control person of the shares owned by such entity, with final voting power and investment control over such shares.

(14) Shares being registered represent (i) 250,000 shares issuable upon the exercise of the convertible notes issued in June 2006, (ii) 125,000 shares issuable upon the exercise of the Series A Common Stock Purchase Warrants, (iii) 125,000 shares issuable upon the exercise of the Series B Common Stock Purchase Warrants, (iv) 125,000 shares issuable upon the exercise of the Series C Common Stock Purchase Warrants, (v) 125,000 shares issuable upon the exercise of the Series D Common Stock Purchase Warrants and (vi) 125,000 shares of common stock. Bristol Capital Advisors, LLC ("BCA") is the investment advisor to Bristol Investment Fund, Ltd. ("Bristol"). Paul Kessler is manager of BCA and as such has voting and investment control over the securities held by Bristol. Mr. Kessler disclaims beneficial ownership of these securities

(15) Shares being registered represent (i) 250,000 shares issuable upon the exercise of the convertible notes issued in June 2006, (ii) 125,000 shares issuable upon the exercise of the Series A Common Stock Purchase Warrants, (iii) 125,000 shares issuable upon the exercise of the Series B Common Stock Purchase Warrants, (iv) 125,000 shares issuable upon the exercise of the Series C Common Stock Purchase Warrants, (v) 125,000 shares issuable upon the exercise of the Series D Common Stock Purchase Warrants and (vi) 125,000 shares of common stock. Gary C. Evans has voting and investment control of the securities held by Global Hunter Holdings, L.P. Mr. Gary C. Evans disclaims beneficial ownership of the shares held by Global Hunter Holdings, L.P.

(16) Shares being registered represent (i) 250,000 shares issuable upon the exercise of the convertible notes issued in June 2006, (ii) 125,000 shares issuable upon the exercise of the Series A Common Stock Purchase Warrants, (iii) 125,000 shares issuable upon the exercise of the Series B Common Stock Purchase Warrants, (iv) 125,000 shares issuable upon the exercise of the Series C Common Stock Purchase Warrants, (v) 125,000 shares issuable upon the exercise of the Series D Common Stock Purchase Warrants and (vi) 125,000 shares of common stock. Yoav Roth and John Doscas have voting and investment control of the securities held by Hudson Bay Fund LP. Both Yoav Roth and John Doscas disclaim beneficial ownership of the shares held by Hudson Bay Fund LP. Hudson Bay Fund LP is an affiliate of a broker dealer. Hudson Bay Fund LP has confirmed that it purchased its shares in the ordinary course of business and had no agreement or understanding to distribute the securities.

(17) Shares being registered represent (i) 50,000 shares issuable upon the exercise of the convertible notes issued in June 2006, (ii) 25,000 shares issuable upon the exercise of the Series A Common Stock Purchase Warrants, (iii) 25,000 shares issuable upon the exercise of the Series B Common Stock Purchase Warrants, (iv) 25,000 shares issuable upon the exercise of the Series C Common Stock Purchase Warrants, (v) 25,000 shares issuable upon the exercise of the Series D Common Stock Purchase Warrants and (vi) 25,000 shares of common stock.

(18) Shares being registered represent (i) 100,000 shares issuable upon the exercise of the convertible notes issued in June 2006, (ii) 50,000 shares issuable upon the exercise of the Series A Common Stock Purchase Warrants, (iii) 50,000 shares issuable upon the exercise of the Series B Common Stock Purchase Warrants, (iv) 50,000 shares issuable upon the exercise of the Series C Common Stock Purchase Warrants, (v) 50,000 shares issuable upon the exercise of the Series D Common Stock Purchase Warrants and (vi) 50,000 shares of common stock. Michael James has voting and investment control of the securities held by   Kuekenhof Equity Fund, LP.  Mr. Michael James disclaims beneficial ownership of the shares held by Kuekenhof Equity Fund, LP.

(19) Shares being registered represent (i) 50,000 shares issuable upon the exercise of the convertible notes issued in June 2006, (ii) 25,000 shares issuable upon the exercise of the Series A Common Stock Purchase Warrants, (iii) 25,000 shares issuable upon the exercise of the Series B Common Stock Purchase Warrants, (iv) 25,000 shares issuable upon the exercise of the Series C Common Stock Purchase Warrants, (v) 25,000 shares issuable upon the exercise of the Series D Common Stock Purchase Warrants and (vi) 40,000 shares of common stock.

(20) Shares being registered represent (i) 50,000 shares issuable upon the exercise of the convertible notes issued in June 2006, (ii) 25,000 shares issuable upon the exercise of the Series A Common Stock Purchase Warrants, (iii) 25,000 shares issuable upon the exercise of the Series B Common Stock Purchase Warrants, (iv) 25,000 shares issuable upon the exercise of the Series C Common Stock Purchase Warrants, (v) 25,000 shares issuable upon the exercise of the Series D Common Stock Purchase Warrants and (vi) 40,000 shares of common stock.

(21) Shares being registered represent (i) 250,000 shares issuable upon the exercise of the convertible notes issued in March 2006, (ii) 125,000 shares issuable upon the exercise of Common Stock Purchase Warrants issued in March 2006 and (iii) 125,000 shares of common stock.

(22) Shares being registered represent (i) 35,000 shares issuable upon the exercise of the convertible notes issued in March 2006, (ii) 17,500 shares issuable upon the exercise of Common Stock Purchase Warrants issued in March 2006 and (iii) 17,500 shares of common stock.

(23) Shares being registered represent (i) 65,000 shares issuable upon the exercise of the convertible notes issued in March 2006, (ii) 32,500 shares issuable upon the exercise of Common Stock Purchase Warrants issued in March 2006 and (iii) 32,500 shares of common stock.

(24) Shares being registered represent (i) 900,000 shares issuable upon the exercise of the convertible notes issued in March 2006, (ii) 450,000 shares issuable upon the exercise of Common Stock Purchase Warrants issued in March 2006 and (iii) 450,000 shares of common stock.

(25) Represents 120,000 shares of common stock.

(26) Represents 150,000 shares of common stock.

(27) Represents 20,000 shares of common stock.

(28) Represents 100,000 shares of common stock.

(29) Represents 282,000 shares of common stock.

(30) Represents 20,000 shares of common stock.

(31) Represents 20,000 shares of common stock.

(32) Represents 175,000 shares of common stock issued as for services provided to our company .

EXHIBIT B

Solar Thin Films, Inc
Allocation of debt instrument values

		FMV of	Common	Relative Fair Values of instruments
Date	Proceeds	Stock	Stock issued	Stock issued	Notes	Warrants
March 14, 2006	1,250,000	0.95	617,500	586,625	1,250,000	417,060

Black Scholes Warrant Value Calculation:			Total Valuation:
Number of Warrants:	617,500		Note	1,250,000	55%
Strike Price:	$1.20		Common stock	586,625	26%
Term	5 years		Warrants	417,060	19%
Mkt value of stock:	$0.95			2,253,685	100%
Dividend yield:	-
Volatility	95.21%	**	Allocation of Proceeds:			**Volatility
Risk Free Rate:	4.69%		Note	693,309		Based on ave volatility of similar companies:
Option Value:	0.6754		Common stock	325,370		DTSI	94.22%
			Warrants	231,321		ESLR	96.20%
				1,250,000		AVERAGE:	95.21%

Allocated proceeds of the note:		693,309
Number of shares to be received
upon conversion		1,235,000
Effective conversion price:		$1.00
Intrinsic value of conversion option:		-
Debt discount-BCF		-

Summary:
Debt Discount-BCF:		-
Debt Discount-stock		586,625
Debt Discount-Warrants:		-	RECORD TO FAIR VALUE-REG RIGHTS
Total		586,625

		FMV of	Common	Relative Fair Values of instruments
Date	Proceeds	Stock	Stock issued	Stock issued	Notes	Warrants
June 16, 2006	6,000,000	1.45	4,800,000	6,960,000	6,000,000	10,821,900

Black Scholes Warrant Value Calculation:						Total Valuation:
Number of Warrants:	3,000,000	3,000,000	3,000,000	3,000,000		Note	2,700,000	28%
Strike Price:	$2.00	$2.20	$3.00	$3.30		Common stock	6,960,000	72%
Term	3 years	4 years	3 years	4 years		Warrants	-	0%
Mkt value of stock:	$1.45	$1.45	$1.45	$1.45			9,660,000	100%
Dividend yield:	-	-
Volatility	93.03%	93.03%	93.03%	93.03%	***	Allocation of Proceeds:
Risk Free Rate:	5.10%	5.08%	5.10%	5.08%		Note	1,677,019
Option Value:	0.7878	1.1593	0.8875	0.7727		Common stock	4,322,981
						Warrants	-
							6,000,000

Allocated proceeds of the note:		1,677,019				***Volatility
Number of shares to be received						Based on ave volatility of similar companies:
upon conversion		6,000,000				DTSI	94.89%
Effective conversion price:		$0.28				ESLR	91.16%
Intrinsic value of conversion option:		1.17				AVERAGE:	93.03%
Debt discount-BCF		7,022,981	(limited to $1,677,019)

Summary:
Debt Discount-BCF:		1,677,019
Debt Discount-stock		4,322,981
Debt Discount-Warrants:		-	ADJ TO FAIR VALUE-REG RIGHTS
Total		6,000,000